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--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER:       3235-0287
    LONGER SUBJECT TO                                                                                   EXPIRES: JANUARY 31, 2005
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    CONTINUE.  SEE                       Section 30(h) of the Investment Company Act of 1940           -----------------------------
    INSTRUCTION 1(b).
(Print or Type Responses)
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1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
                                                                                                    Director         X   10% Owner
   Liberty Media Corporation                    On Command Corporation (ONCO)                  ----                 ----
---------------------------------------------------------------------------------------------       Officer (give        Other
    (Last)        (First)        (Middle)    3. I.R.S. Identification   4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Day/Year                    below)       below)
                                                Person, if an entity                          -----------------  ------------------
    12300 Liberty Blvd.                         (voluntary)                11/2002
--------------------------------------------                            --------------------- 7. Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,          (Check Applicable Line)
                                                84-1288730                 Date of Original    X Form filed by One Reporting Person
                                                                           (Month/Day/Year)   ---
    Englewood, CO  80112                                                                         Form filed by More than One
                                                                                              ---Reporting Person
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    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of   2. Trans-                 3. Trans-     4. Securities Acquired (A)      5. Amount of      6. Owner-     7. Nature
   Security      action                    action        or Disposed of (D)              Securities        ship          of In-
   (Instr. 3)    Date                      Code          (Instr. 3, 4 and 5)             Beneficially      Form:         direct
                                          (Instr. 8)                                     Owned Follow-     Direct        Bene-
                 (Month/                                                                 ing Reported      (D) or        ficial
                 Day/                      ------------------------------------------    Transaction(s)    Indirect      Owner-
                 Year)                                               (A) or              (Instr. 3         (I)           ship
                                           Code    V       Amount    (D)     Price        and 4)           (Instr. 4)    (Instr. 4)

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Common Stock     11/18/2002                  P             2,044,444  A      $0.74        21,448,809 (1)  I See FN(1)  By subsidiary
                                                                                                                       See FN(1)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).
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                                                                                                                    SEC 1474 (7-96)
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FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security     2. Conver-   3. Trans-   3A. Deemed   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action       Execution   tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date         Date,       (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/       if any                    posed of (D)             (Month/Day/
                                       Deriv-       Day/         (Month/                   (Instr. 3, 4, and 5)     Year)
                                       ative        Year)        Day/
                                       Security                  Year)


                                                                          --------------------------------------  ----------------
                                                                                                                  Date     Expira-
                                                                                                                  Exer-    tion
                                                                           Code    V        (A)        (D)        cisable  Date
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7. Title and Amount of          8. Price of      9. Number of     10. Ownership     11. Nature of
   Underlying Securities           Derivative       Derivative        Form of           Indirect
   (Instr. 3 and 4)                Security         Securities        Derivative        Beneficial
                                   (Instr. 5)       Beneficially      Securities:       Ownership
                                                    Owned             Direct (D) or     (Instr. 4)
                                                    Following         Indirect (I)
                                                    Reported          (Instr. 4)
                                                    Transaction(s)
   -----------------------                          (Instr. 4)
   Title         Amount or
                 Number of
                 Shares
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Explanation of Responses:
(1)  The Reporting Person is filing this Form 4 as a result of an acquisition of 2,044,444 shares of Common Stock by the
Reporting Person's majority owned subsidiary, Liberty Satellite & Technology, Inc. ("Liberty Satellite").  As a result of its control of Liberty Satellite, the Reporting Person may be deemed to be the beneficial owner of 19,404,240 shares of Common Stock held by Ascent Entertainment Group, Inc., a wholly owned subsidiary of Liberty Satellite, as well as the 2,044,444 shares of
Common Stock held by Liberty Satellite as a result of the acquisition reported hereby. The Reporting Person also beneficially owns 125 shares of Common Stock through one of its wholly owned subsidiaries.

                                                                       Liberty Media Corporation

                                                                       By: /s/ Elizabeth M. Markowski     Date:  November 20, 2002
                                                                          -----------------------------
                                                                          Name:  Elizabeth M. Markowski
                                                                          Title: Senior Vice President

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
   SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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                                                                                                                    SEC 1474 (7-96)
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